                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  -----------------------------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                    IMP, INC.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                           ---------------------------
                         (Title of Class of Securities)


                                    449693209
                           ---------------------------
                                 (CUSIP Number)


                              Subba Rao Pinamaneni
                        Teamasia Semiconductors PTE Ltd.
                            PSA Building Post Office
                                  P.O. Box 512
                                Singapore 911148
                                   65-273-7643
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 8, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

-----------------------------------------        ------------------------------
   CUSIP NO. 449693209                                        PAGE 2 OF 4
-----------------------------------------        ------------------------------


-------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON

        TEAMASIA SEMICONDUCTORS PTE LTD.
-------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                        (b) [X]
-------------------------------------------------------------------------------
3       SEC USE ONLY
-------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
-------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        SINGAPORE
-------------------------------------------------------------------------------
NUMBER OF            7  SOLE VOTING POWER
SHARES
BENEFICIALLY            671,173
OWNED BY
EACH
REPORTING
PERSON WITH
                     ----------------------------------------------------------
                     8  SHARED VOTING POWER

                        0
                     ----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER

                        671,173
                     ----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER

                        0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        671,173
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                    [ ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------


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        Teamasia Semiconductors PTE Ltd., a Singapore corporation (together with its affiliates, "Teamasia"), hereby amends Item 3 of its Statement on Schedule 13D, dated October 8, 1999, filed with the Securities and Exchange Commission (the "Commission") on February 14, 2000, as amended by Amendment No. 1 filed with the Commission on May 31, 2000, Amendment No. 2 filed with the Commission on June 1, 2000, Amendment No. 3 filed with the Commission on June 6, 2000 and Amendment No. 4 filed with the Commission on June 8, 2000 (as amended, the "Statement") relating to the common stock, par value $.01 per share, of IMP, Inc.

ITEM 3         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 is amended by appending the following information to Item 3:

        On June 9, 2000, Teamasia entered into a Subscription Agreement by and among The HSBC Private Equity India Fund Mauritius Co. and The HSBC Private Equity Fund 2 Mauritius Co., members of the HSBC Holdings plc group (together, "HSBC"), Teamasia India, Teamasia, Teamasia Mauritius, Subba/Mok Mauritius Co., Mr. Subba Rao Pinamaneni and Mr. K.Y. Mok (collectively, together with HSBC, the "Teamasia Investors") pursuant to which, among other things, HSBC has agreed to make an equity investment in Teamasia (the "HSBC Investment"). The Teamasia Investors also entered into a Shareholders' Agreement. In addition to funds provided by capital contributions by its existing shareholders, Teamasia may use a portion of the proceeds from the HSBC Investment to fund the purchase of the additional shares of Common Stock to be acquired by Teamasia.


                                 (Page 3 of 4)
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated:  June 12, 2000               TEAMASIA SEMICONDUCTORS PTE LTD.



                                            By:  /s/ Subba Rao Pinamaneni
                                              ---------------------------------
                                            Name:   Subba Rao Pinamaneni
                                            Title:  Managing Director


                                 (Page 4 of 4)